Sub-Item 77C

               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
                         INVESCO TECHNOLOGY SECTOR FUND

A Special Meeting ("Meeting") of Shareholders of Invesco Technology Sector Fund was held on Wednesday, April 14, 2011, and was adjourned several times until November 28, 2011. The Meeting on November 28, 2011 was held for the following purpose:

Matter:

(1) To approve an Agreement and Plan of Reorganization between Invesco Technology Sector Fund (the "Target Fund") and Invesco Technology Fund (the "Acquiring Fund") a series of AIM Sector Funds (Invesco Sector Funds), providing for: (a) the acquisition of all of the assets and assumption of all of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund; (b) the distribution of such shares of the Target Fund; and (c) the liquidation and termination of the Target Fund.

Invesco Technology Sector Fund did not receive shareholder votes sufficient to pass the proposal. As a result, the matter described above failed to pass. The results of the voting on the above matter were as follows:

                                                                        Broker
Votes For            Votes Against             Abstentions            Non-Votes
---------            -------------             -----------            ---------
4,132,708              229,514                   430,482                  0